April 28, 2005


Mail Stop 0409


Jonathan W. Trutter
Chief Executive Officer
Deerfield Triarc Capital Corp.
8700 West Bryn Mawr Avenue, 12th Floor
Chicago, IL 60631

Re:	Deerfield Triarc Capital Corp.
	Form S-11 filed on April 1, 2005
	File No.  333-123762

Dear Mr. Trutter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. Supplementally, please tell us why this offering does not constitute a blind pool subject to disclosure under Guide 5.
Refer
to Release No. 33-6900.
2. We note that CS First Boston, Deutsche Bank, and UBS Securities are underwriting this offering. We further note that CS First Boston and Deutsche Bank hold equity interests in you as a result of the December 2004 private placement and may be selling stockholders in this or a future offering and that UBS Securities acted as placement agent in the Market Square transaction. Presumably, CS First Boston and Deutsche Bank will also participate in the April distribution to shareholders. Please revise throughout your prospectus to include appropriate and detailed disclosure regarding the risks associated with the lack of an unaffiliated underwriter for the offering.
You
should address specifically the risk associated with the underwriter due diligence obligation. If you intend to voluntarily comply with
NASD Rule 2720 by having an unaffiliated underwriter act as a Qualified Independent Underwriter, please revise to provide appropriate disclosure. Supplementally, please tell us whether the
NASD has been contacted regarding these conflicts and whether it has any objections to the involvement of the underwriters in this offering as a result. Include all correspondence between the underwriters and the NASD as it relates to this offering.
3. Supplementally advise us whether the issuers and underwriters of any of the securities, including RMBS, CMBS, ABS or CDO`s, that you will purchase or have purchased are affiliates of the underwriters.
4. We note from the management agreement on page 13 that the Manager agrees not to sell the common shares paid to it as Incentive Compensation prior to the date that is one year after such shares are due and payable. We note further that the Manager has the right to
"allocate such shares in its sole and absolute discretion to its officers, employees and other individuals who provide services to it at any time." Please supplementally advise us whether the manager`s agreement not to sell the common shares for one year includes these
"allocations." If there is no restriction on such allocations, please discuss whether the Manager should be viewed as taking those shares with a view towards distribution.
5. Please supplementally tell us the exemption from registration on which you are relying for the issuances of common stock as Incentive
Compensation and the facts relied upon to make the exemption available. Please supplementally provide us with your analysis with respect to the potential for the integration of these transactions and the public offering of securities, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer
(February 28, 1992).  We may have further comment.
6. Supplementally, please provide us with all diagrams, pictures and graphic information to be used in the prospectus. We may have additional comments.

Forepart of the Registration Statement and Outside Front Cover of the
Prospectus
7. Please revise the outside front cover page of your prospectus to limit the information to that required by Item 501. In this connection, please consider deleting the second and last sentences of the first paragraph.
8. We note that your shares will be subject to ownership limitations.
Please revise to provide a brief description of such limitations.

Summary, page 1
9. Please remove all cross references from your summary and risk factors. Instead, please revise those sections to include all material information.
10. We note your disclosure in italics that the summary highlights "some" of the information in the prospectus. Please revise to make it clear that the summary highlights the "key aspects" of the "offering." Refer to the instruction to Item 503(a) of Reg. S-K.
11. Please provide the disclosure called for by Item 3(b) of Form
S-
11 or explain supplementally why the offering is not speculative.
In
this connection, consider moving the summary risk factors to appear
no later than page two of the summary. Further, please include in the forepart of the summary the disclosure of the percentage ownership of affiliates (Item 3(b)(1)) after the offering, quantification of the quarterly distribution to affiliates (Item 3(b)(2)) as well as other benefits to affiliates (Item 3(b)(3)). In this connection, we note your summary subheading "Alignment of interests of Deerfield Capital and our Stockholders" which discusses
the number of shares issued to Deerfield Capital.   Please revise
that disclosure and the heading to convey conflicts with Deerfield Capital and the percentage of shares that will be owned by affiliates who will be able to exert significant influence over stockholder matters, including the election of directors.
12. Please include a section on conflicts of interest in your summary and significantly enhance your discussion of conflicts in your risk factors section. Your discussion should cover, without limitation, all conflicts between you and your officers and directors due to their interests in or compensation provided to them by your manager or its affiliates. In discussing these conflicts, please be sure to consider:
* that the management agreement was negotiated by related parties and that it may not be terminated (except for cause) without substantial penalties;
* that your manager may manage the assets of or hold an interest in competitive entities or may invest your funds in entities in which your manager may have an interest;
* that you will not have any independent officers and that you will be entirely dependent on your manager for the day-to-day management of your company;
* that your manager owes no fiduciary obligations to your investors and, from page 96, that you will indemnify your manager for actions in connection with the management agreement;
* that your investment committee is staffed by, among others, officers or directors affiliated with your manager;

* that your manager`s compensation is not necessarily tied to the performance of the portfolio-or that it may encourage speculative behavior;

* that your manager may, at its sole discretion, choose to take its compensation in the form of stock and require registration of the shares; and

* the April distribution to shareholders.

To the extent possible, your discussion should be specific as to any and all forms and amounts of compensation that may be earned by your officers and directors as a result of their affiliation with your manager.
13. Please include a separate section describing briefly how you derive income from the bulk of your investments (i.e., the interest rate spread) and the risks posed by a rising rate environment and continued inflation (i.e., prepayment and default and a decreasing spread). Discuss briefly the magnified risks associated with leverage, the costs associated with and practical limitations on hedging, and the continuing impact of fixed management fees that are not tied to performance. The object of this section should be to give investors an idea of the mechanics of your business in light of the dominant risks to it.
14. In order to ensure consistency, please incorporate changes made in response to the comments below to your business section and other parts of your prospectus, as necessary.

Our Company, page 1
15. Please make it clear in the first paragraph that it is only your intention to achieve a diversified portfolio with risk-adjusted returns. Here and throughout your prospectus, please avoid any suggestion that you currently have a diversified portfolio or will in fact achieve an "attractive" rate of return for shareholders. Also, please balance your disclosure by making it clear that:
* your belief applies only to future dividends and capital appreciation, which are not guaranteed;
* your belief is not based on your operating history or REIT experience, which is "limited;" and
* not all of your portfolio risk will or can be mitigated through asset allocation. On this note, please provide summary disclosure here of the characteristics of your portfolio that suggest areas of exposure. For instance, we note that more than 90% of your investments are residential in nature and have floating rates. Moreover, the bulk of these investments are in securities, as opposed to actual loans. Finally, please consider whether the investments are geographically concentrated in any way.
On a supplemental basis only, please tell us what your beliefs are based on, in light of the foregoing.
16. On page 2, please disclose the percentage of assets you intend to place in alternative investments within 12 months of this offering and be sure to address in your risk factors the possibility that alternative investments may not be available or may not successfully balance the interest rate or mark-to-market risk inherent in your RMBS.
17. To complement your asset description:
* please disclose key strategic objectives (such as the percentages of each type of asset in your portfolio, leverage ratio, average FICO score, reliance on sub-prime lending, and hedge correlation), any limitations on those objectives expressed in organizational documents or debt covenants, and explain how they diverge from your current portfolio, if at all;
* please describe, in summary form, the other key aspects of your portfolio, including weighted average maturities and interest rates, and prepayment and default rates; and

* please disclose the portion of your portfolio that is not agency-backed.


Deerfield Capital Management, LLC, page 3
18. On pages 2, 3, and 4 please substantially revise the lengthy description of your manager and its parent, Triarc, to remove puffing language and to eliminate overlap with the all-but identical descriptions that may be found in your business section. In this connection, please balance any disclosure with disclosure that the manager has no experience managing a REIT. Further, please delete the detailed description of investments under management for other clients, since those clients advised by your manager involve different investment strategies. Finally, please avoid aggregating the experience of management.

Our Competitive Advantages, page 3
19. Your competitive advantages section merely repeats information that can be found in your business section and is not balanced with an equally detailed discussion on your competitive weaknesses.
Please omit from the summary.

Summary Risk Factors, page 5
20. Please revise this section to summarize additional material risks related to conflicts of interest with your underwriters.

Management Agreement, page 6
21. Please disclose how your management fees compare to the fees charged by other investment managers of similar portfolios in this area.
22. On page 7, please define what constitutes "cause" for purposes of terminating the management agreement. Make it clear that "cause" does not include "unsatisfactory performance that is materially detrimental" to your business.

Credit Analysis and Structuring
23. We note your disclosure here and on page 78 regarding default rates of CDO`s under Deerfield Capital`s management. Please indicate the percentage that represents mortgage backed securities, the percentages of equity and debt investments and the ratings of such investments. In this connection, please explain how these investments are similar or dissimilar to the investments you intend to hold in your portfolio.
Risk Factors, page 17

Risks Related To Our Business, page 17
24. Where relevant, and only to the extent material, please discuss:
* risk related to any reliance on sub-prime lending;
* risk related to the fact that your manager`s management fee shall be paid regardless of investment performance and that this may erode funds available for distribution;
* risk related to recent reports that Triarc`s "deal flow," something you indicate on page 4 that you will rely on, has slowed in recent years (see "Triarc to form REIT," TheDeal.com, Jan. 7, 2005);
* risk related to negative covenants on current repurchase agreements, warehouse loans or other credit facilities (please describe the operation of key terms);

* risk related to recent legislation regarding dividend tax rates that may make REIT shares less attractive compared to non-REIT shares;

* risk of dilution related to the fact, from page 49, that your manager may, in its sole discretion, elect to receive more than
15%
(and presumably all) of its incentive fee in the form of common stock; and

* risk related to the Market Square transaction.
25. Please revise to include separate risk factor disclosure addressing the risks for each of your intended types of investments.
26. If true, please revise to include risk factor disclosure that you have not yet adopted an investment policy as to the amounts that may be invested in each of your intended investments.
27. If true, please revise to include risk factor disclosure that you have not yet adopted an investment policy as to the amounts that may be invested in non-conforming and subprime loans, unrated mortgage-related securities and securities rated below investment grade. If you have adopted such policy, please revise the forepart of the summary and each applicable risk factor.

Our board of directors has approved very broad investment guidelines..., page 18
28. Please revise the title and body of this risk factor to better describe the attendant risk.

Our financial condition and results of operations depend on our ability..., page 19
29. Please revise the title and body of this risk factor to reflect the associated risk and to remove any suggestion that you will in fact manage growth effectively or achieve growth at all.

We operate in a highly competitive market for investment opportunities, page 20
30. Please identify your key competitors (or companies with significant operations that are competitive to you) and, if true, whether your manager currently works with any of them.

Failure to procure adequate capital and funding would adversely affect..., page 20
31. Please revise to explain clearly why a failure to secure additional funding would endanger your ability to make future distributions based on existing assets.

If we issue senior securities we will be exposed to additional risks, page 20

If we engage in securitizations, we may be exposed to additional risks, page 20
32. Please revise the titles of both of these risk factors to describe the attendant risk with specificity. Also:
* with respect to the sale of senior securities, please describe the kinds of rights these holders may be granted; and
* with respect to securitizations, please explain why you might not be able to securitize your assets. Where relevant, please discuss risk related to gain-on-sale accounting for securitizations, including the future impairment of portfolio securities, to the extent you intend to rely on such accounting.

We may not be able to renew the total return swaps that we enter into..., page 21
33. Please explain why you may not be able to renew these swaps, why your ability to invest in the swaps would be limited by REIT qualification requirements and the impact this could have on your business.

The amount of our distributions will depend on our operating results, page 22
34. Please revise the title to reflect the attendant risk to investors. Please revise the discussion to identify the "factors" that could impact your ability to distribute dividends and why.

Loss of 1940 Act exemption would adversely affect us and negatively affect..., page 22
35. Please remove mitigating language from this risk factor, including your expectation that you will satisfy the requirements for exemption.

Risks Related To Our Investments, page 23
36. We note that Fannie Mae and other agencies guarantee principal and interest in "certain" of your RMBS. Please discuss risk related to any RMBS not guaranteed by these agencies.

We may enter into derivative contracts that could expose us to contingent..., page 28
37. Please explain when derivative contracts could require you to fund cash payments. Please disclose where investors will be able to find information on these "contingent liabilities."

Risks Related To This Offering, page 29

Future sales of shares of our common stock may depress the price of our share, page 30
38. Please quantify future sales of restricted stock and shares underlying options held by your manager with more specificity. Please quantify the number of shares underlying options issued through your incentive plan and how many more remain to be issued.

We have not established a minimum distribution payment level and we cannot..., page 31
39. Please explain in a separate risk factor that certain distributions might constitute a return of capital and what that would mean to investors.

Investing in our shares may involve an above average degree of risk, page 32
40. Please revise to describe briefly the kinds of "aggressive" or speculative investments you may make.

Tax Risks, page 35

Your investment has various federal income tax risks, page 35
41. Please revise to summarize the key risks to investors.

Use of Proceeds, page 40
42. Please explain how your disclosure here comports with the risk factor on page 28, where you state that you will have "significant flexibility" on allocating a portion of the proceeds of this offering for unidentified investments.
43. We note your intended use of proceeds for debt repayment. Please provide the disclosure required by instruction 4 to Item 504 of Reg.
S-K.

Institutional Trading of Our Common Stock, page 41
44. Please disclose the number of beneficial holders of your common stock. Refer to Item 201(b)(1) of Reg. S-K.

Distribution Policy, page 42
45. Please revise to present pro forma per share data reflecting the offering proceeds to cover the distribution amount and balance sheet data to reflect accrual for the distribution to be paid on April 29,
2005.  Refer to SAB Topic 1B.3.
46. In addition, please clarify for readers the percentage of your April distribution that represents a return of capital to investors.
Also, please disclose any impact this distribution will have on determining the amount of 2005 distributions necessary to satisfy the
REIT distribution requirements.

MD&A, page 46
47. Please update your MD&A to discuss first quarter results, to the
extent they are available.  Also, from your February 2005 report, we
note your "strategy" of investing in higher coupon, higher premium bonds leads to more prepayment risk balanced by the potential for higher income, wider spreads and lower hedging costs. Where relevant, please be sure to discuss this strategy-including results to date and projected future performance-in your MD&A or business section.
48. In discussing your portfolio as of the most recent practicable date, please include detailed information, in both tabular and narrative form, on the types of investments you have and the collateral securing the mortgage loans, year of origination or issue date, lien position or class, maturities, mortgage rates, Moody`s ratings classes, FICO scores, loan-to-value ratios and delinquency status of loans. Your disclosure should, among other things break down your investment portfolio into investments with floating rates
(including residential ARM loans, residential ARM securities, commerical real estate loans, commercial debt securities, corporate loans and corporate securities), hybrid rates (which appear to be the bulk of your current holdings) and fixed rates (if any).
49. Please revise to discuss changes in net investment income, net investment gains and losses and non-investment expenses and any income tax benefits related to activities of your TRS;
50. If over 20% of offering proceeds have been or will be invested in
several loans on related operating properties to the same or affiliated borrowers, please include audited financial statements of
the operating properties securing the loans.   At concentration
levels between 10-20%, please include financial and other information regarding the underlying operating properties. In determining whether these concentration thresholds are crossed, loans to the same obligor, group of related obligors, or loans on related properties should be aggregated. If the borrowers are not the same or affiliated, so state.

Trends, page 47
51. For each trend discussed, please revise to discuss the trend in light of your current portfolio and the mix expected in your portfolio. For example only, we note that your current portfolio is comprised primarily of 5 year fixed hybrid adjustable rate RMBS.
52. In this connection, please explain the statement that "with respect to our existing and future floating rate investments, we believe such interest rate increases should result in increases in our net interest income." We note that you currently have invested in and intend to continue to invest in hybrid adjustable-rate RMBS which are based on mortgages with interest rate caps while the interest rate costs on your borrowings may increase without any limitation by caps. Further, please discuss the impact of prepayments on these investments.
53. Please discuss trends related to hedging, including any likely increase in hedging costs as rates rise.

Critical Accounting Policies, page 47
54. Please revise to include a quantitative analysis of your critical accounting estimates. This analysis should supplement your discussion of critical accounting policies and should provide greater insight into the variability that is reasonably likely to result after critical accounting estimates are made. Refer to Release No.
33-8350.

Financial Condition-Mortgage Backed Securities, page 50
55. Please disclose the weighted average annual increases and lifetime interest rate caps for your hybrid investments. Also, please describe in more detail how the adjustable rates are generally calculated, including the benchmarks used.
56. On page 51, please disclose the source of the tabular information and provide us with a copy on a supplemental basis. Was this prepared in support of this filing? If so, a consent must be filed as well. Refer to Rule 436 of Reg. C.

Financial Condition-Equity Securities, page 51
57. Please describe these investments in more detail, including a quantification of your ability to acquire a "limited" amount and disclose whether you have acquired any such investments to date.

Financial Condition-Unsettled Securities Purchases, page 51
58. Please describe these purchases with more specificity.

Financial Condition-Hedging Instruments, page 51
59. Please explain in more detail what interest rate swaps and swap forwards are and how they work. Please explain more clearly what portion for your portfolio is hedged and what is not and explain in your liquidity section what it would mean to you should "additional margin collateral" be sought by your counterparties. Finally, we note from page 57 that hedging effectively fixes your interest rate on an investment for a period of time. Where relevant, please discuss the cost of hedging (i.e., how much an anticipated return will, on average, be reduced in the event it is hedged).

Results of Operations, page 52
60. Your reasoning on page 53 that REIT taxable net loss is useful to investors because it directly relates to the distributions you have to make in order to retain REIT status seems to address REIT taxable net loss as a liquidity measure and not as a measure of performance.
If management does, in fact, provide REIT taxable net loss as a measure of financial performance, revise your discussion of REIT taxable net loss to disclose the reasons why you believe that it provides relevant and meaningful information about your financial performance and how it may be useful to investors and management alike. Refer to Item 10 (e) of Reg. S-K.

Contractual Obligations and Commitments, page 53
61. Please omit the cross reference and include a description of material terms here.

Liquidity and Capital Resources, page 53
62. On page 54, please discuss how much more money you expect to raise in repurchase agreements in order to obtain your target leverage and when you expect to have your current equity fully levered. In general, please update your discussion of liquidity to reflect investment activities during the first quarter of 2005.
63. Please briefly describe the covenants contained in the standard master agreement. With respect to the covenants associated with other agreements, please be more specific as to limits on your ability to resell "certain" securities (which ones), the cap on distributions, and the minimum net asset value. Make it clear what the consequences would be if these limitations were breached or if there were another kind of default (i.e., loss of REIT status or termination of your management agreement).
64. Please explain the basis for your belief that you will have sufficient capital to meet your needs, including distributions, in light of your lack of operating history and risk related to your match-funded CDO strategy. Please clarify on page 55 what you mean by
"short term liquidity requirements." Finally, please discuss the impact of your expected April distribution on your liquidity.

Business, page 60
65. Please balance disclosure regarding the past performance of your manager and Triarc with more particularized information regarding major adverse business developments. Given that your strategies (including your hedging strategy from page 57) are highly dependent on projected prepayment levels, please discuss your manager`s record of assessing such trends. Please include a discussion of how your investment strategy differs from those of your manager`s current clients.

Our Investment Strategy, page 63
66. Where relevant, please provide the disclosure required by Item
25
of Form S-11.
67. For each type of investment you may make, please indicate whether your investment policies may be changed without a shareholder vote and the percentage of assets that may be invested in each (or, in the case of securities, in a single issuer). Refer to Item 13 of Form S-
11.
68. With respect to your bank loans and related derivatives, described on page 67, please explain why you expect most of them to be made to "below investment grade" issuers. Also, please disclose what portion of your current loans have been made to such issuers.

Our Investments-Other Investments, page 70
69. Please describe these investments with more specificity.

Deerfield Capital Portfolio Management and Infrastructure
Resources,
page 70
70. Please provide the disclosure called for by Item 24(b) of Form
S-
11. Provide the name and address of each affiliated person providing you with investment advisory services and their principal occupations during the last five years, including their roles with your manager.
Cross reference to your management section is acceptable. If it is your contention that the person providing advisory services to you is an entity--Deerfield Capital--provide the disclosure called for by instruction 1.

Our Financing Strategy, page 80
71. Please indicate the extent to which you have already engaged in any of the activities listed in Item 12 to Form S-11.

Our Structure, page 84
72. Please provide the disclosure required by Items 11(b) and (d) of
Form S-11.

Management, page 86

73. We note that your CFO will be dedicated entirely to your business. Where appropriate, please disclose his compensation in accordance with Item 402 of Reg. S-K. Also, please confirm that your
CEO, president and general counsel will not be dedicated to your business or provide similar information. Finally, please include any distributions of stock or options to your manager or to any officer or employee of your manager in your discussion of equity compensation.
74. Where relevant, please provide the disclosure called for by Item
201(d) with regard to options issued to your manager.

Biographical Information, page 87
75. Provide the following information for your directors:
* with regard to Mr. Fischer, please explain what the liquidating trust is;
* with regard to Mr. Machinist, please provide dates for his experience since 2001 and confirm that he was with Bank of New York from 1998 to 2001;
* with regard to Mr. Rothschild, please provide dates for his employment prior to 2001;

* With regard to Mr. Rubin, please provide dates for employment since
1999.

* with regard to Mr. Shrear, please provide dates and types of employment during his tenure with your manager and indicate that he will not be your CFO once your manager appoints a dedicated CFO prior to the conclusion of this offering;

* with regard to Mr. White, please provide dates and employment for the last five years;

* with regard to Mr. Robert, please provide dates for relevant employment;

* with regard to Mr. Trutter, please provide dates for relevant employment and indicate whether he will remain your CEO after the offering; and

* with regard to Mr. Grien, please indicate whether he will remain your president after the offering.
Management Fees and Incentive Compensation-Incentive Compensation, page 99
76. Please explain to investors why you structured the incentive fee in this manner. Explain precisely what you hope to achieve (i.e., the level of growth before the incentive and any effect on growth after the incentive). Please use an example to provide investors with a better idea of how this incentive works.

Conflicts of Interest In Our Relationship With Deerfield Capital, page 100
77. On page 101, please clarify what you mean where you state that your manager may at either your or its discretion enter into an agreement with your TRS so long as the overall economics of your management arrangement do not change. Does this mean that your manager may contract with your TRS over your objection? Does this mean that your manager may make nothing in addition to the management agreement, even if it performs work for your TRS? Also, please explain what your manager might do for your TRS.
Principal Stockholders, page 102
78. Please identify the natural persons controlling the shares held by your principal stockholders that are not public companies.
79. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.
80. Please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:
* how long the selling shareholders have held the securities;
* the circumstances under which the selling shareholders received the securities;
* the selling shareholders` relationship to the issuer;
* the amount of securities involved;
* whether the sellers are in the business of underwriting securities;
and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:
* the seller purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Certain Relationships and Related Transactions, page 104
81. Please identify all related parties by name and position. To the extent known, please quantify their interests in your manager or its affiliates, and the resulting interest in the related transactions.
To the extent known, please disclose your manager`s officers or employees or other individuals who have received allocations of restricted stock and options granted to your manager, or disclose that your manager has not yet made any determinations with respect to the allocations.
82. Please make the disclosures required by Item 404(b)(5) of Reg.
S-
K, if applicable. In this regard, we note Mr. Grien`s prior relationship with Credit Suisse First Boston and Mr. Rubin`s relationship with Bear Stearns.
83. Please revise to include information contained in Note 8 to your financial statements, as applicable.

Descriptions of Capital Stock, page 106

Restrictions on Ownership, page 107

84. We note from here and page 13 disclosure related to your corporate and foundations investors, and their relative interests in your company. Please revise your disclosure here to:
* confirm the identity of your "corporate" investor and your "foundation" investor;
* explain why you exempted Triarc and its affiliates and Deutsche Bank from the 4.1% limit;
* disclose how much they hold now;
* explain briefly why you believe their holdings do not jeopardize your REIT qualification. In this regard, we note from page 108 that you have obtained an opinion from counsel that granting this exemption "would not result in any individual owning, directly or indirectly, stock in excess of the 4.1%" limit. Please attach this opinion as an exhibit to your registration statement and explain how this statement comports with your disclosure that both of these investors hold in excess of 4.1%;
* explain why (and by how much) you intend to increase the ownership limit for the foundation investor and other investors and decrease the corporate investor`s limit as a result of this offering; and

* explain the basis of your belief that increasing the 4.1% limit for some investors will not endanger your REIT status. Note, your explanation here, as above, should be supported by the appropriate legal opinion attached to your registration statement.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws, page 115
85. In this section, where your refer to "certain exceptions," such as in your discussion of approval of extraordinary items or control share acquisitions, please revise to list the material exceptions.

Underwriting, page 140
86. We note the discussion beginning on page 141 regarding the offering of stock in foreign countries. Please supplementally tell us whether this public offering is part of a global offering and revise your disclosure as appropriate.
87. We note that the underwriter has reserved shares for sale directly to your directors, employees and other persons. Supplementally, describe the mechanics of how and when these shares are offered and sold to investors in this directed share program. For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Are directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date? What relationship, if any, do any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser? How do the procedures for the directed share program differ from the procedures for the general offering to the public?
88. We note your discussion regarding marketing of this offering online on page 144. Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available over the internet or will engage in the electronic offer, sale or distribution of the shares. Supplementally confirm that their procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the
Division`s Office of Chief Counsel, and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members.
We may have further comment.
89. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement. Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.
90. We note from page 144 that your underwriters have performed services for you in the past or are parties to various financing arrangements. Please disclose these relationships in more detail, including dates, amounts and specific parties involved. Information Not Required in Prospectus

Recent Sales of Unregistered Securities
91. Supplementally, please tell us how many accredited investors purchased shares from you in the concurrent private placement in 2004. We may have additional comments.
92. Please include in your discussion of the sale to your manager the option grant as well.
93. Please attach as exhibits to your registration statement the key agreements evidencing the transactions discussed in this section.

Notes to Consolidated Financial Statements, page F-7

Note 2. Accounting Policies, page F-7

Securities, pages F-7 to F-8
94. Please revise to include your methodology for deciding whether to classify securities as available for sale or held to maturity under
SFAS 115.
95. Based on your disclosure on page 48, we note that you follow the guidance in SFAS 91, with respect to recognition of interest income on mortgage-backed securities. Supplementally, please tell us what consideration you gave to following the guidance in EITF 99-20 when recognizing interest income on your available for sale and held to maturity securities.

Recent Accounting Pronouncements, pages F-9 to F-10
96. We note your disclosure on page 28 that you hold subordinated commercial mortgage backed securities. Supplementally, please tell us whether your interest in these securities gives you the right to control the foreclosure/workout process on the underlying loans and whether you evaluated these interests for consolidation under FIN 46R.

Note 6. Capital Stock and Earnings per Share, page F-12
97. Please supplementally provide us with your basis for assuming a dividend yield of 13.8 percent for your Black-Scholes option-pricing model considering your lack of history. We note that dividend yields for REITs are generally significantly less than the amount you have assumed.

Note 9.  Fair Value of Financial Instruments, page F-14
98. Please revise to explain your basis for determining that the fair value of securities classified as held to maturity is equal to amortized cost.

Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Matt Maulbeck at 202-942-1905 or Steven
Jacobs,
Accounting Branch Chief, at 202-824-5222 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-824-5331 or the undersigned at
202-942-1766 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc:	Daniel M. LeBey, Esq. (via facsimile)
	Hunton & Williams LLP


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Deerfield Triarc Capital Corp.
April 28, 2005
Page 1